NAME OF REGISTRANT: The Chemours Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Number 5 on The Chemours Company’s 2025 Proxy Statement:

ADOPT A POLICY TO ASSESS BIODIVERSITY IMPACTS PRIOR TO COMMENCING MINING OPERATIONS

The Chemours Company Symbol: CC

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. seeks your support for the biodiversity impact assessment proposal filed at The Chemours Company (hereby referred to as “Chemours” or “the Company”) on behalf of Chemours stockholder the Felician Sisters of North America Endowment Trust (collectively, the “Proponent”) in its 2025 proxy statement asking the Company to assess any reasonably likely irreversible impacts on biodiversity prior to commencing mining operations in ecologically sensitive areas. While Chemours has several sustainability programs, the Proponent believes it does not adequately assess potential ramifications of irreversible biodiversity loss due to its mining operations and that a policy to assess these impacts and their financial implications would serve the short- and long-term interests of the Company by mitigating systemic, financial and competitive risks.

Resolved: Shareholders request that Chemours adopt a policy to assess any reasonably likely irreversible impacts on biodiversity prior to commencing mining operations in ecologically sensitive areas, as well as any related financial, reputational and operational implications for the Company should those impacts occur.

Supporting Statement: Proponents recommend, at Board discretion:

•	The assessment be conducted or verified by an independent third party; and
•	In defining ecologically sensitive areas, the Company consider guidance from such entities as The Taskforce on Nature-related Financial Disclosures and the United Nations Environment Programme.

RATIONALE FOR A “YES” VOTE

1.	Systemic risk – Negative biodiversity impacts, particularly those that are irreversible, reduce the quantity, quality and resilience of ecosystem services upon which economic activity depends.
2.	Financial risk – Failure to appropriately address biodiversity impacts exacerbates financial and reputational risk, particularly given the Company’s track record of environmental violations.
3.	Competitive Risk – Multiple Chemours competitors have stronger biodiversity policies, and demand for more sustainable sourcing practices is increasing.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

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I.	SYSTEMIC RISK

Biodiversity loss is a global systemic risk. More than half (55%) of the world’s gross domestic product (GDP) – equivalent to an estimated US $58 trillion – is moderately or highly dependent on nature, an increase from US $44 trillion in 2020.1 The UNPRI estimates a global GDP decline from nature loss of US $3 trillion annually by 2030 if ecosystem tipping points are crossed.2

Biodiversity loss also decreases nature’s resilience,3 threatening ecosystems and the economic activity that depends on them. Because biodiversity helps ensure the resilience of natural capital assets, negative biodiversity impacts, particularly those that are irreversible, reduce the quantity, quality and resilience of ecosystem services.4

Consequently, financial markets are increasingly focused on biodiversity risk, with expectations for corporate assessment, disclosure, and action increasing:

•	In 2020, the World Economic Forum published Nature at Risk: Why the Crisis Engulfing Nature Matters for Business and the Economy.[5] This report brought the potential financial impact from the destabilization of natural systems to the attention of global financial leaders.
•	In 2022, the Kunming-Montreal Biodiversity Framework was signed by 196 countries. This agreement calls on governments and companies to begin reversing ecosystem degradation and biodiversity loss by 2030.[6]
•	In 2023, the Taskforce on Nature-related Financial Disclosures (TNFD) published its initial assessment and reporting guidance.[7]
•	The EU Corporate Sustainability Reporting Directive will require companies to disclose biodiversity and nature impacts and risks.[8]
•	AUM in biodiversity-named funds has risen by 50% in the past year, with greater standardization of science-based investment criteria accelerating this trend.[9]

Biodiversity loss, particularly in ecologically sensitive areas, may destabilize ecosystem services. The reliability of ecosystem services in the North American Coastal Plain, a global biodiversity hotspot and where Chemours’ mining sites are situated, may be compromised by mining-related impacts such as lowered groundwater levels, water pollution, and habitat degradation.10

II.	FINANCIAL RISK

According to a 2023 Bloomberg New Energy Finance study, “Mismanaging nature risk has burned billion-dollar holes in many corporate balance sheets... As the unprecedented decline in nature continues to accelerate, business models and ultimately cash flows, are increasingly vulnerable.”11

Among other findings, the study revealed that chemicals producer 3M, plastics manufacturer Formosa and copper and gold miner Freeport-McMoRan each released harmful materials into watercourses proximate to their operations that resulted in over $10 billion in combined legal liabilities, revocation of production permits and obstacles to planned equity transfers.12

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1 https://www.pwc.com/gx/en/news-room/press-releases/2023/pwcboosts-global-nature-and-biodiversity-capabilities.html

2 https://www.unpri.org/inevitable-policy-response/ipr-forecast-policy-scenario--nature/10966.article

3 https://www.nature.com/scitable/knowledge/library/biodiversity-and-ecosystem-stability-17059965/

4 https://naturalcapitalcoalition.org/wp-content/uploads/2020/03/FramingGuidance_ConsultationMarch2020.pdf

5 https://www3.weforum.org/docs/WEF_New_Nature_Economy_Report_2020.pdf

6 https://www.unep.org/resources/kunming-montreal-global-biodiversity-framework

7 https://tnfd.global/

8 https://www.unep.org/resources/kunming-montreal-global-biodiversity-framework

9 https://www.msci.com/www/blog-posts/under-the-canopy-shedding-light/05046758566

10 https://www.scirp.org/journal/paperinformation?paperid=124016

11 https://tnfd.global/wp-content/uploads/2023/12/BNEF_Case-Studies_-Nature_Risk_When-bees-sting.pdf

12 https://tnfd.global/wp-content/uploads/2023/12/BNEF_Case-Studies_-Nature_Risk_When-bees-sting.pdf

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Chemours’ checkered environmental track record has cost the company nearly $1 billion since 2015 for various violations and spills,13 with three spills since September 2024 alone.14 Such a performance history exposes the company to heightened financial risk, particularly in ecologically sensitive areas it is either currently or considering operating in or near.

Insufficient biodiversity policies have resulted in financial losses for other mining operations. Cobre Panamá, a mine located in a biodiverse Panamanian jungle area, was shut down in 2023 in part due to concerns over its biodiversity impacts.15

Should Chemours directly or indirectly pursue mining operations at an ecologically sensitive area within its current range of operations, such as the Okefenokee Swamp, the financial and reputational risks of proceeding without, minimally, an assessment of irreversible biodiversity impacts, could be significant:

•	The Okefenokee Swamp is one of the world’s largest intact freshwater ecosystems[16] and is situated in the North Atlantic Coastal Plain, the 36th global biodiversity hotspot. Home to over 1,000 species of plants and animals, including many that are threatened or endangered, the Okefenokee is also one of the most significant natural carbon sinks in North America.[17]
•	Overwhelming scientific consensus indicates that mining at the Okefenokee would significantly damage the swamp by drawing down its water level, tripling the frequency of drought and increasing the risk of landscape-level fires.[18] Such events would destroy swamp wildlife habitat, damage thousands of acres of adjacent private timberland and release millions of tons of CO2 emissions.[19]
•	The prospect of mining at the Okefenokee has generated enormous public opposition and significant media coverage in The Wall Street Journal,[20] AP,[21] Bloomberg Law,[22] Washington Post,[23] NPR,[24] NBC[25] and more, heightening reputational risk for any company that attempts it. Moreover, because Chemours predecessor DuPont tried and failed to mine along the swamp’s edge in the 1990s and owns other mining sites nearby, public scrutiny of mining at the Okefenokee has been intense.

Financial and reputational repercussions for environmental harm in this ecologically sensitive area may increase in severity if the Company’s current policies lead to irreversible negative impacts on biodiversity.

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13 https://violationtracker.goodjobsfirst.org/?company_op=starts&company=chemours&offense_group=environment-related+offenses&agency_code=

14 https://oursantaferiver.org/wastewater-spill-near-the-santa-fe-swamp/

15 https://www.bbc.com/news/world-latin-america-67565315

16 https://www.fws.gov/refuge/okefenokee/about-us

17 https://www.fws.gov/sites/default/files/documents/OkefenokeeNWR_2022CombinedFactSheets_508.pdf

18 https://www.fws.gov/story/2024-04/faq-okefenokee-nwr-and-twin-pines-mine

19 https://garivers.org/protectokefenokee-resources/

20 https://www.wsj.com/articles/a-300-million-titanium-mine-proposal-could-reshape-georgias-swamp-country-c32c110

21 https://apnews.com/article/okefenokee-swamp-mining-georgia-c9700a150991d18372c8e4ffcc35ee70

22 https://news.bloomberglaw.com/environment-and-energy/interior-proposes-okefenokee-expansion-to-stop-contested-mine

23 https://www.washingtonpost.com/climate-environment/2024/03/17/okefenokee-swamp-mine-titanium/

24 https://www.npr.org/2024/07/17/nx-s1-5036560/u-s-fish-and-wildlife-invokes-federal-water-rights-to-protect-huge-swamp-in-georgia

25 https://www.nbcnews.com/nightly-news/video/environmentalists-warn-of-threat-to-famed-okefenokee-swamp-208477253663

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III.	COMPETITVE RISK

Chemours lags peers in the strength of its biodiversity policies and impact assessments. Whereas many peer mining companies thoroughly assess each active and potential project for biodiversity impacts, Chemours discloses no such policy. Examples of superior biodiversity risk mitigation policies include:

•	Tronox, the second largest titanium dioxide mining and manufacturing company in the U.S. behind Chemours, measures the amount of land disturbed by operations and land rehabilitated or restored at all sites,[26] and has committed to setting science-based targets for nature in the next two years.[27]
•	RioTinto’s Biodiversity Protection & Natural Resource Management Standard includes the mitigation hierarchy – a well-established method to address biodiversity risks – to ensure that it effectively manages its risks and impacts. It also looks for opportunities to change or stop an activity to preserve biodiversity by, for example, “avoiding disturbing an area where threatened species are found.”[28]
•	Kenmare Resources recognizes reversing biodiversity loss as an urgent need and aims to align with the goals of the Global Biodiversity Framework and Sustainable Development Goals to halt and reverse nature loss. Its Biodiversity Offset Management Plan will set out how the company intends to deliver a No Net Loss and 15% Net Gain in critical habitats.[29]

Furthermore, customers and potential customers of Chemours have, in recent years, heightened standards for supply chain sustainability, including for biodiversity performance, leading to potential market access loss for Chemours:

•	AzkoNobel monitors the sustainability performance, including biodiversity, of its suppliers through assessments carried out by EcoVadis and on-site audits.[30]
•	Saint-Gobain has a goal to integrate a biodiversity-component dimension in suppliers' commitments and ensure that suppliers in purchasing categories identified as sensitive, natural and mineral resources particularly, adopt responsible operations practices.[31]
•	BASF requires suppliers to minimize their negative impact on and review their possibilities to halt and reverse biodiversity loss, deforestation, climate change, and water scarcity to protect the livelihood of people.[32]

CONCLUSION

Chemours’ current approach to biodiversity risk mitigation does not sufficiently account for the potentially irreversible biodiversity impacts its existing and prospective mining activities pose to nature and the ecosystem services it provides. Given Chemours’ environmental track record and the superior biodiversity risk mitigation strategies of its peers, an enhanced biodiversity assessment policy as suggested by this proposal would reduce systemic, financial and competitive risks for Chemours and increase shareholder value.

Shareholders are urged to vote FOR Proxy Item Number 5: ADOPT A POLICY TO ASSESS BIODIVERSITY IMPACTS PRIOR TO COMMENCING MINING OPERATIONS.

For questions regarding this proposal, please contact Annie Sanders, Green Century Capital Management, asanders@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Proposal No. 5 following the instruction provided on the management’s proxy mailing.

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26 https://www.tronox.com/wp-content/uploads/2024/11/Tronox_Sustainability_Report_2023.pdf, p53

27 https://www.tronox.com/about-us/sustainability/sustainability-reports/, p49

28 https://www.riotinto.com/en/sustainability/environment/biodiversity

29 https://wp-kenmare-2024.s3.eu-west-2.amazonaws.com/media/2024/08/Kenmare_Resources_2023_Sustainability_Report_INTERACTIVE.pdf#page=45

30 https://www.akzonobel.com/en/about-us/position-statements/Biodiversity

31 https://www.saint-gobain.com/sites/saint-gobain.com/files/media/document/2021-07/a4_group_biodiversity_policy_-_en.pdf

32 https://www.basf.com/us/en/who-we-are/organization/suppliers-and-partners/sustainability-in-procurement/supplier-code-of-conduct